**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

*Name of Issuer:*

Mr. Bing Foods Inc.

*Legal status of Issuer:*

      *Form:*

      Corporation

      *Jurisdiction of Incorporation/Organization:*

      Delaware

      *Date of Organization:*

      June 10, 2021

*Physical Address of Issuer:*

200 East 69th Street, 19D, New York, NY 10021, United States

*Website of Issuer:*

https://mr-bing.com/

*Is there a Co-Issuer? ___ Yes _X_ No*

*Name of Intermediary through which the Offering will be Conducted:*

OpenDeal Portal LLC dba Republic

*CIK Number of Intermediary:*

0001751525

*SEC File Number of Intermediary:*

007-00167

***CRD Number of Intermediary:***

283874

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:***

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:***

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

***Type of Security Offered:***

Crowd SAFE (Simple Agreement for Future Equity)

***Target Number of Securities to be Offered:***

25,000

***Price (or Method for Determining Price):***

$1.00

***Target Offering Amount:***

$25,000

***Oversubscriptions Accepted:***
- ☑ Yes
- ☐ No

***Oversubscriptions will be Allocated:***
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

***Maximum offering amount (if different from Target Offering Amount):***

$1,235,000

***Deadline to reach the Target Offering Amount:***

February 20, 2023

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current Number of Employees:***

0

| | Most recent fiscal year-end (2021) | Prior fiscal year-end (2020) |
|---|---|---|
| **Total Assets** | $390,122 | $55,275 |
| **Cash & Cash Equivalents** | $92,257 | $2,968 |
| **Accounts Receivable** | $20,628 | $9,203 |
| **Current Liabilities** | $103,322 | $5,337 |
| **Long-Term Liabilities** | $423,421 | $43,816 |
| **Revenues/Sales** | $206,718 | $249,875 |
| **Cost of Goods Sold** | $166,232 | $168,602 |
| **Taxes Paid** | $0 | $0 |
| **Net Income/(Net Loss)** | $(337,660) | $(6,709) |

***The jurisdictions in which the issuer intends to offer the securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

# Mr. Bing Foods Inc.



**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

# ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

# CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

**THE OFFERING AND THE SECURITIES**

**The Offering**

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $150 and the Maximum Individual Subscription Amount is $250,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by February 20, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

In addition to the Offering, the Company may concurrently undertake to raise up to an additional $1,000,000 by offering to sell up to $1,000,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). If the Concurrent Offering is held pursuant to Rule 506(b) of Regulation D, no investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

**The Deal Page**

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/mr-bing-foods (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

**Intermediate Closings**

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**The Securities**

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

*Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

*Not Currently Equity Interests*

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

*Dividends and/or Distributions*

The Securities do not entitle Investors to any dividends.

*Nominee*

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

*Conversion*

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

*Conversion Upon the First Equity Financing*

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $10,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such conversion price shall be deemed the "**First Equity Financing Price**".

*Conversion After the First Equity Financing*

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

*Conversion Upon a Liquidity Event Prior to an Equity Financing*

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $10,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

*Conversion Upon a Liquidity Event Following an Equity Financing*

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

*Dissolution*

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

*Termination*

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

*Voting and Control*

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

*Anti-Dilution Rights*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

*Restrictions on Transfer*

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

*Other Material Terms*

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

## COMMISSION AND FEES

**Cash Commission**

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

**Other Compensation**

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

## RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

**Risks Related to the Company's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.***

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of its executive officers and key personnel.***

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

***We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

***The development and commercialization of our products is highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

***Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.***

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***We face various risks as an e-commerce retailer.***

As part of our growth strategy, a portion of our sales are directly to consumers. As such, we may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face competition in the future other internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

***The inability of any supplier, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.***

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

***We face severe competition to display our products on store shelves and obtain optimal presence on those shelves.***

Due to the intense competition for limited shelf space in the food condiment category, retailers are in a position to negotiate favorable terms of sale, including price discounts, allowances and product return policies. To the extent we elect to increase discounts or allowances in an effort to secure shelf space, our operating results could be adversely affected. We may not be able to increase or sustain our volume of retail shelf space or offer retailers price discounts sufficient to overcome competition and, as a result, our sales and results of operations could be adversely affected. In addition, many of our competitors have significantly greater financial, manufacturing, marketing, management and other resources than we do and may have greater name recognition, a more established distribution network and a larger base of wholesale customers and distributors. Many of our competitors also have well-established relationships with our current and potential consumers who purchase such competitors' other products at retail stores, and have extensive knowledge of our target markets. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products and respond more quickly to evolving consumer preferences for us. If our competitors' sales surpass ours, retailers may give higher priority to our competitors' products, causing such retailers to reduce their efforts to sell our products and resulting in the loss of advantageous shelf space.

***Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.***

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for food stocks have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, may result from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***We have not prepared any audited financial statements.***

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***Changes in federal, state or local laws and government regulation could adversely impact our business.***

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level, particularly in regards to food safety. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.***

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

**Risks Related to the Offering**

***State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

***The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")***

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

**Risks Related to the Securities**

***Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.***

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

***Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.***

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

***Investors will not have voting rights, even upon conversion of the Securities.***

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.***

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

***Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.***

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

***There is no present market for the Securities and we have arbitrarily set the price.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

***While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.***

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

## BUSINESS

**Description of the Business**

Mr. Bing Foods Inc. is a consumer-packaged goods brand specializing in Chinese-inspired flavors that are available via e-commerce, foodservice and retail sales channels. The Company was incorporated in Delaware as a corporation on June 10, 2021. The Company is the successor to the business operated by BHG Foods LLC, initially formed on April 18, 2019, in which the Company acquired certain IP and assets, and assumed certain liabilities, of the business in June 2021.

The Company is headquartered and qualified to conduct business in New York. The Company sells its products and services through the internet throughout the United States with intentions to expand internationally in the future.

**Business Plan**

Our mission is to create mouth-watering foods inspired by Chinese cooking that are healthy, sustainable, and accessible to as many people as possible. We support the communities that inspired us by building diversity into our team and partner ecosystem, and by giving a portion of our time and proceeds to charities that create cross-cultural dialogue and understanding.

The Company plans to significantly expand its business by increasing sales and marketing and investing in new product development, manufacturing and warehousing. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| **Mr. Bing Chili Crisp** | Mr. Bing Chili Crisp is a crunchy, umami-packed, mouth-watering condiment and cooking ingredient that's just a tad sweet and slightly spicy. Inspired by Beijing street food, it's made from crispy garlic, onions, rice bran, mushroom powder, and a blend of spices. Put it on anything - eggs, rice, pizza, pasta, chicken, burgers, or just eat it straight out of the jar. Mr. Bing Chili Crisp is your new everyday condiment and cooking ingredient. It is the Made in the USA, better for you, clean version of the most popular Chili Crisp from China. This product comes in two flavors and in two formats. | Direct to consumer, foodservice for chefs and restaurants and traditional retail stores. |

**Competition**

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Product quality, performance, value and packaging are also important differentiating factors.

Our primary competitors are the following: (i) LaoGanMa, the original Chinese brand that started the category of chili sauces; (ii) Fly By Jing, is the first 100% all natural Sichuan chili sauce inspired by the flavors of Chengdu; (iii) Momofuku, a culinary brand of expensive products; and (iv) Crunch, which creates chile oils, mainly influenced by Mexican regional flavors, and uses only 100% natural ingredients.

17

**Customer Base**

We sell 30% of our products Direct to Consumer, 30% to foodservice chefs and restaurants, and 40% to traditional retail stores. Our customers are the everyday at-home cook, the busy student, the professional looking to spice up boring food, and chef's innovating menus at restaurants, campuses, and offices around the country.

**Supply Chain**

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

**Intellectual Property**

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 90518069* | "Mr Bing" | Design Plus Words, Letters, and/or Numbers | February 8, 2021 | Pending | USA |

*Assigned on June 11, 2021 from BHG Foods LLC to the Company pursuant to a Trademark Assignment Agreement.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities, particularly in regards to food safety. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

# USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees | 6% | $1,500 | 6% | $74,100 |
| Sales and Marketing (1) | 94% | $23,500 | 50% | $617,500 |
| Manufacturing and Warehousing (2) | 0% | $0 | 40% | $494,000 |
| Product Development (3) | 0% | $0 | 4% | $49,400 |
| **Total** | **100%** | **$25,000** | **100%** | **$1,235,000** |

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) Our sales and marketing efforts are directed by our internal team, managing digital marketing and ecommerce vendors, and contract sales teams for foodservice and retail sales. We aim to launch our private label business (already contracted), expand our retail customers from majority independent stores to majority big box national retailers, and extend our foodservice business via foodservice distributors.

(2) We will use the proceeds to expand our contract manufacturing both in terms of volume, quantity, and locations. At present, we have contracted with one facility on the west coast of the U.S. and plan to also expand to an east coast location.

## DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| **Name** | **Positions and Offices Held at the Company** | **Principal Occupation and Employment Responsibilities for the Last Three (3) Years** | **Education** |
|---|---|---|---|
| Benjamin Duvall | Chief Executive Officer, Co-Founder and Director | CEO and Co-Founder of Mr. Bing Foods Inc., 2022 – Present; COO of Mr. Bing Foods Inc., 2021 – 2022<br><br>Responsible for overseeing strategy, marketing, finance and legal, along with general CEO responsibilities.<br><br>Chief Evangelist Officer of Linkfluence, 2015 – Present<br><br>Responsible for overall business performance and vision. | INSEAD, MBA, Entrepreneurship /Entrepreneurial Studies, 2008; Oberlin College, B.A., Political Science and Government, 2001; Oberlin College, B.A., East Asian Studies |
| Brian Goldberg | Chief Growth Officer, Co-Founder and Director | Chief Growth Officer and Co-Founder of Mr. Bing Foods Inc., 2022 – Present; CEO of Mr. Bing Foods Inc., 2021 - 2022<br><br>Responsible for overseeing all aspects of the business development, sales, product development, and brand evangelism.<br><br>CEO and Founder of BHG Foods, LLC, 2019 – 2021<br><br>Responsible for Sales and Product Vision and general CEO duties | Columbia University, M.A., East Asian Studies, 2002; Brandeis University, B.A., Chinese Studies, 1999 |
| Jeff Glidden | Chief Operating Officer | Chief Operating Officer and Co-Founder of Mr. Bing Foods Inc., 2022 – Present;<br><br>Responsible for overall business operations, including finance and accounting, fulfillment, customer care, and production management.<br><br>Chief Operating Officer of Nutrishus Brands Inc., 2021 – 2022<br><br>Responsible for overall business operations, including finance and accounting, fulfillment, customer care and production management<br><br>Chief Operating Officer of Scott & Jon's, 2019 – 2021<br><br>Responsible for overall business operations, including finance and | Ohio State University, MBA, 1989; Cornell University, M.S., Mechanical and Aerospace Engineering, 1985; Cornell University, B.S., 1985 |

| | | accounting, fulfillment, customer care and production management | |
|---|---|---|---|

**Biographical Information**

Benjamin Duvall: Ben is the Chief Executive Officer, Co-Founder and Director of the Company. He is a consumer packaged goods (CPG) and marketing tech entrepreneur with 20 years of experience in digital marketing and startup leadership, focusing on consumer and market insights and AI-enabled consumer intelligence. Ben has experience leading consumer insight, innovation, and GTM projects across verticals for P&G, Ford, LVMH, SAP, Mondelez, Danone, Airbnb, Pernod Ricard, Yanjing Beer, and many others.

Brian Goldberg:  Brian is the Chief Growth Officer, Co-Founder and Director of the Company. Born and raised in New York, Brian fell in love with 'jianbing' while studying in Beijing in 1998. That experience is the foundation of what the Company is today — a cross cultural CPG brand. A graduate of Columbia & Brandeis, Brian is fluent in Mandarin Chinese. Prior to launching the Company, Brian spent 9 years in Asian equity sales and trading, and 3 years as a TV news producer and reporter. Brian qualified for the 2002 Winter Olympics in the sport of luge, and currently competes in Masters swimming. He has lived and worked in China, Singapore, Taiwan and Hong Kong for 13 years, and currently resides in NYC.

Jeff Glidden: Jeff is the Chief Operating Officer of the Company. He is an executive leader who possesses deep functional knowledge and is just as willing to roll-up his sleeves in a plant or warehouse as he is discussing strategy and EBITDA in the board room. Jeff is a transformational change-agent with a track record of delivering impactful results for leading companies, supply chains and operations, reducing costs, improving service and quality and growing sales with companies ranging from $1M to $100B in revenues across various industries in staff, line, and consulting roles. Jeff originally was a military officer overseeing development and production of aircraft and nuclear missiles and then progressed through various engineering, quality, plant management, and consulting positions early in his career. He then moved into senior executive roles encompassing global operations and direct-line leadership of multi-plant operations for well-known companies and brands. The latter part of Jeff's career has been focused on private equity, high growth ventures.

**Indemnification**

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

# CAPITALIZATION, DEBT AND OWNERSHIP

**Capitalization**

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). Additionally, the Company has established the Mr. Bing Foods 2021 Stock Plan for which 2,000,000 shares are authorized for issuance thereunder. In September 2022, the Company undertook an equity reorganization which resulted in (i) the repurchase and retirement of 1,183,750 shares of Common Stock from the Company's Co-Founders; (ii) the issuance of 547,918 shares of Common Stock to third parties; (iii) the increase in shares of Common Stock authorized for issuance under the 2021 Stock Plan from 1,000,000 to 2,000,000 shares; (iv) the issuance of 1,076,000 options; and (v) the issuance of 314,168 warrants to purchase Common Stock to third parties.

As of the filing of this Form C, 3,678,451 shares of Common Stock are issued and outstanding. Additionally, the Company has 1,917,416 options to purchase Common Stock issued and outstanding and an additional 82,584 options available for issuance under the Mr. Bing Foods 2021 Stock Plan.

*Outstanding Capital Stock*

As of the date of this Form C, the Company's outstanding capital stock consists of:

| Type | Common Stock |
|---|---|
| **Amount Outstanding** | 3,678,451* |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 48.33% |

*Founders shares are subject to a Right of First Refusal

***Outstanding Options, SAFEs, Convertible Notes, Warrants***

As of the date of this Form C, the Company has the following additional securities outstanding:

| Type | Option to Purchase Common Stock |
|---|---|
| **Shares Issuable Upon Exercise** | 1,904,274 |
| **Voting Rights** | The holders of Options to purchase Common Stock are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 25.02% |

| Type | Warrant to Purchase Common Stock |
|---|---|
| **Shares Issuable Upon Exercise** | 314,168 |
| **Voting Rights** | The holders of Warrants to purchase Common Stock are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Warrants to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Warrants to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 4.13% |

| Type of security | Convertible Notes |
|---|---|
| **Principal Amount Outstanding** | $1,496,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation Cap: $8,000,000; 20% Discount. |
| **Interest Rate** | 6% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 14.49% |

| Type of security | Convertible Notes |
|---|---|
| **Amount Outstanding** | $40,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation Cap: $4,000,000 million; 20% Discount. |
| **Interest Rate** | 8% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0.78% |

| Type of security | Convertible Note |
| --- | --- |
| **Principal Amount Outstanding** | $750,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | 1. Valuation Cap: $8,000,000;<br>2. 20% Discount;<br>3. Maturity Date: December 5, 2024;<br>4. Automatic conversion upon the closing of a Qualified Financing of Preferred Stock which results in gross proceeds of at least $500,000; and<br>5. May be converted into Common Stock upon Maturity Date. |
| **Interest Rate** | 6% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 7.26% |

**Outstanding Debt**

As of the date of this Form C, the Company has the following debt outstanding:

| Type | Unsecured Loan From Optionholder |
| --- | --- |
| **Amount Outstanding** | $22,400 |
| **Interest Rate and Amortization Schedule** | None |
| **Description of Collateral** | Unsecured |
| **Maturity Date** | None |

| Type | Unsecured Loan From CEO and Co-Founder |
| --- | --- |
| **Amount Outstanding** | $20,000 |
| **Interest Rate and Amortization Schedule** | None |
| **Description of Collateral** | Unsecured |
| **Maturity Date** | None |

| Type | Unsecured Loan From Chief Growth Officer and Co-Founder |
|---|---|
| **Amount Outstanding** | $2,968 |
| **Interest Rate and Amortization Schedule** | None |
| **Description of Collateral** | Unsecured |
| **Maturity Date** | None |

| Type | Lendistry Promissory Note |
|---|---|
| **Amount Outstanding** | $33,023 |
| **Interest Rate and Amortization Schedule** | 7.88% per annum<br><br>Monthly payments of $1,689.42 |
| **Description of Collateral** | Secured |
| **Maturity Date** | June 3, 2024 |

| Type | Convertible Debt Agreement |
|---|---|
| **Amount Outstanding** | $99,866 |
| **Interest Rate and Amortization Schedule** | 10% per annum<br><br>Monthly payments of $4,614.49 |
| **Description of Collateral** | Unsecured |
| **Maturity Date** | October 1, 2024 |

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Benjamin Duvall | 1,876,250 shares of Common Stock | 51.01% |
| Brian Goldberg | 940,000 shares of Common Stock | 25.55% |

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

## Cash and Cash Equivalents

As of December 15, 2022, the Company had an aggregate of approximately $800,000 in cash and cash equivalents, leaving the Company with approximately 8 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

## Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

## Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

## Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

## *Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

## Material Changes and Other Information

None

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued/Holders | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | N/A | 4,000,000 | N/A | June 10, 2021 | Section 4(a)(2) |
| Common Stock | $400,000 | 628,451 | Product Development and General Working Capital | June 21, 2021; June 22, 2021; September 28, 2021; October 28, 2021; January 10, 2022; January 18, 2022 | Section 4(a)(2) |
| Convertible Notes | $1,496,000 | 28 | Product Development and General Working Capital | Various dates between January 7, 2020 and October 11, 2022 | Section 4(a)(2) |
| Convertible Notes | $40,000 | 2 | Product Development and General Working Capital | January 7, 2020; January 15, 2020 | Section 4(a)(2) |
| Convertible Note | $750,000 | 1 | Product Development and General Working Capital | December 5, 2022 | Section 4(a)(2) |
| Common Stock* | $0 | 547,918 | N/A | September 16, 2022 | Section 4(a)(2) |
| Option to Purchase Common Stock | $0 | 1,917,416** | N/A | Various dates between June 10, 2021 and September 16, 2022 | Rule 701 |
| Warrant to Purchase Common Stock | $0 | 314,168 | N/A | September 16, 2022 | Section 4(a)(2) |

*Issued as a result of a corporate equity reorganization in September 2022.

**Of this amount, 13,142 options were subsequently forfeited.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

# TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) Grace Hsieh, an optionholder and former officer of the Company, provided an unsecured loan to the Company in 2021 via the deferral of salary in the amount of $22,400. The loan is not formally documented, does not carry an interest rate and does not have a maturity date. The current balance as of November 30, 2022 is $22,400.

(b) Benjamin Duvall, the Company's CEO and Co-Founder, provided an unsecured loan to the Company in 2021 in the amount of $20,000. The loan is not formally documented, does not carry an interest rate and does not have a maturity date. The current balance as of November 30, 2022 is $20,000.

(c) Brian Goldberg, the Company's CGO and Co-Founder, provided an unsecured loan to the Company in 2021 in the amount of $2,968. The loan is not formally documented, does not carry an interest rate and does not have a maturity date. The current balance as of November 30, 2022 is $2,968.

See the section titled "*Outstanding Debt*" for more information regarding these loans.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

**The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:**

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://mr-bing.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**ADDITIONAL INFORMATION**

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

/s/Benjamin Duvall
_____
(Signature)

Benjamin Duvall
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Benjamin Duvall
_____
(Signature)

Benjamin Duvall
_____
(Name)

Director
_____
(Title)

December 16, 2022
_____
(Date)

/s/Brian Goldberg
_____
(Signature)

Brian Goldberg
_____
(Name)

Director
_____
(Title)

December 16, 2022
_____
(Date)

***Instructions.***

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

## EXHIBIT A

*Financial Statements*

# MR. BING FOODS INC.

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2021 AND 2020
### *(Unaudited)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To the Board of Directors
Mr. Bing Foods Inc.
New York, New York

We have reviewed the accompanying financial statements of Mr. Bing Foods Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart FS*

October 17, 2022
Los Angeles, California

**MR. BING FOODS INC.**
**BALANCE SHEET**
**(UNAUDITED)**

| As of December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & Cash Equivalents | $ | 92,257 | $ | 2,968 |
| Acccounts Receivable, net | | 20,628 | | 9,203 |
| Inventory | | 193,740 | | 18,264 |
| Due from Related Parties | | 83,498 | | 24,840 |
| **Total Current Assets** | | **390,122** | | **55,275** |
| | | | | |
| Intangible Assets | | 21 | | - |
| **Total Assets** | $ | **390,143** | $ | **55,275** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts Payable | $ | 64,436 | $ | 5,337 |
| Credit Cards | | 1,486 | | - |
| Current Portion of Convertible Note | | 15,000 | | - |
| Shareholder Loan | | 22,400 | | - |
| Other Current Liabilities | | 282 | | - |
| **Total Current Liabilities** | | **103,322** | | **5,337** |
| | | | | |
| Promissory Note | | 100,000 | | - |
| Convertible Note | | 299,000 | | 40,000 |
| Accrued Interest on Convertible Notes | | 24,421 | | 3,816 |
| **Total Liabilities** | | **426,743** | | **49,154** |
| | | | | |
| **STOCKHOLDERS EQUITY** | | | | |
| Common Stock | | 43 | | - |
| Additional Paid in Capital | | 307,749 | | - |
| Members' Equity | | - | | 12,854 |
| Retained Earnings/(Accumulated Deficit) | | (344,392) | | (6,732) |
| | | | | |
| **Total Stockholders' Equity** | | **(36,601)** | | **6,121** |
| | | | | |
| **Total Liabilities and Stockholders' Equity** | $ | **390,143** | $ | **55,275** |

*See accompanying notes to financial statements.*

## MR. BING FOODS INC.
### STATEMENTS OF OPERATIONS
### (UNAUDITED)

| For Fiscal Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ 206,718 | $ 249,875 |
| Cost of Goods Sold | 166,232 | 168,602 |
| Gross profit | 40,485 | 81,273 |
| | | |
| Operating expenses | | |
| General and Administrative | 262,834 | 42,195 |
| Research and Development | 1,367 | 10,046 |
| Sales and Marketing | 95,566 | 11,299 |
| Total operating expenses | 359,767 | 63,540 |
| | | |
| Operating Income/(Loss) | (319,282) | 17,734 |
| | | |
| Interest Expense | 24,421 | 4,042 |
| Other Loss/(Income) | (6,043) | 20,401 |
| Income/(Loss) before provision for income taxes | (337,660) | (6,709) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net Income/(Net Loss)** | **$ (337,660)** | **$ (6,709)** |

*See accompanying notes to financial statements.*

**MR. BING FOODS INC.**

**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**

**(UNAUDITED)**

| (in , $US) | Common Stock | | Additional Paid In Capital | Retained earnings/ (Accumulated Deficit) | Members' Equity | Total Shareholder Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balance—December 31, 2019 | - | - | - | $ (23) | | $ (23) |
| Members Contribution | | | | | $ 13,416 | 13,416 |
| Owner's Pay & Personal Expenses | | | - | | (562) | (562) |
| Net income/(loss) | | | | (6,709) | | (6,709) |
| Balance—December 31, 2021 | - | $ - | $ - | $ (6,732) | $ 12,854 | $ 6,121 |
| Incorporation of Mr. Bing Foods Inc and Assets Acquisition of BHG | 4,314,283 | 43 | 305,342 | | (12,854) | 292,531 |
| Share-Based Compensation | | | 2,406 | | | 2,406 |
| Net income/(loss) | | | | (337,660) | | (337,660) |
| Balance—December 31, 2021 | 4,314,283 | $ 43 | $ 307,749 | $ (344,392) | | $ (36,601) |

*See accompanying notes to financial statements.*

## MR. BING FOODS INC.
### STATEMENTS OF CASH FLOWS
### (UNAUDITED)

| For Fiscal Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net income/(loss) | $ (337,660) | $ (6,709) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | |
| Share-based Compensation | 2,406 | - |
| Changes in operating assets and liabilities: | | |
| Acccounts receivable, net | (11,425) | (9,203) |
| Inventory | (175,476) | (13,300) |
| Due from Related Parties | (58,658) | (24,840) |
| Accounts Payable | 59,099 | 5,337 |
| Credit Cards | 1,486 | (4,987) |
| Accrued Interest on Convertible Notes | 20,605 | 3,816 |
| **Net cash provided/(used) by operating activities** | **(499,622)** | **(49,886)** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of Intangible Assets | (21) | - |
| **Net cash provided/(used) in investing activities** | **(21)** | **-** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Capital Contribution | 292,531 | 13,416 |
| Owner's Pay & Personal Expenses | | (562) |
| Borrowing on Shareholder Loans | 22,400 | - |
| Borrowing on Convertible Notes | 274,000 | 40,000 |
| **Net cash provided/(used) by financing activities** | **588,931** | **52,854** |
| | | |
| Change in Cash | 89,289 | 2,968 |
| Cash—beginning of year | 2,968 | - |
| **Cash—end of year** | **$ 92,257** | **$ 2,968** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ 24,421 | $ 4,042 |
| Cash paid during the year for income taxes | $ - | $ - |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Purchase of property and equipment not yet paid for | $ - | $ - |
| Issuance of equity in return for note | - | |
| Issuance of equity in return for accrued payroll and other liabilities | | |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Mr. Bing Foods Inc. was incorporated on June 10, 2021 in the state of Delaware. The Company made assets acquisition of BHG FOODS LLC, the Company which was initially formed on April 18, 2019, in the state of New York and dissolved after the assets acquisition. The financial statements of Mr. Bing Foods Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Mr. Bing Foods Inc. is a Beijing street food restaurant chain, inspired by its ten-year history. Mr. Bing Chili Crisp was developed in Hong Kong in 2013, as a signature ingredient in Mr. Bing's cult-favorite jianbing, a delicious mung-bean batter crepe filled with fried dough, egg, scallions, and the spicy. In 2015, Mr. Bing started to feed hungry New Yorkers, and the Vendy Awards crowned Mr. Bing "Rookie of the Year" for Best New Street Food of NYC.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

**Inventories**

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients, and finished goods which are determined using a FIFO (first in first out) method.

**Intangible Assets**

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

**Income Taxes**

Mr. Bing Foods Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its street food.

## Cost of sales

Costs of goods sold include the cost of ingredients packaging and supplies, labor, and the cost of products.

## Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $95,566 and $11,299, which is included in sales and marketing expenses.

## Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

## Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

## COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 17, 2022, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3.   INVENTORY

Inventory consists of the following items:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Finished goods | 193,740 | 18,264 |
| **Total Inventory** | **$ 193,740** | **$ 18,264** |

## 4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Tax Payable | 282 | - |
| **Total Other Current Liabilities** | **$ 282** | **$ -** |

## 5.   INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible asset consist of:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Trademarks | $ 21 | $ - |
| **Intangible assets, at cost** | **21** | **-** |
| Accumulated amortization | - | - |
| **Intangible assets, Net** | **$ 21** | **$ -** |

Trademarks have not been amortized.

## 6.   CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2021, and December 31, 2020, 4,314,283 shares and 0 shares have been issued and are outstanding, respectively.

## 7.   SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan").  The Company reserved 1,000,000 shares of its Common Stock pursuant to the plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of two years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

*Stock Options*

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| As of Year Ended December 31, | 2021 |
|---|---|
| Expected life (years) | 10.00 |
| Risk-free interest rate | 2.50% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|---|
| Outstanding at December 31, 2019 | - | $ | - | - |
| Granted | - | | | |
| Execised | - | | | |
| Expired/Cancelled | - | | | - |
| Outstanding at December 31, 2020 | - | $ | - | - |
| Exercisable Options at December 31, 2020 | - | $ | - | - |
| Granted | 649,329 | $ | 0.73 | |
| Execised | - | $ | - | |
| Expired/Cancelled | - | $ | - | |
| Outstanding at December 31, 2021 | 649,329 | $ | 0.73 | 9.72 |
| Exercisable Options at December 31, 2021 | - | $ | - | - |

Stock option expenses for the years ended December 31, 2021 and December 31, 2020 were $2,406 and $0, respectively.

## 8.   DEBT

**Promissory Notes & Loans**

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

| | | | | | For the Year Ended December 2021 | | | For the Year Ended December 2020 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Current Portion | Non-Current Portion | Total Indebtedness | Current Portion | Non-Current Portion | Total Indebtedness |
| Promissory Note - JROM HOLDINGS, LLC | $ 100,000 | 8.00% | 1/1/2022 | ######## | $ - | $ 100,000 | $ 100,000 | $ - | | |
| Total | | | | | $ - | $ 100,000 | $ 100,000 | $ - | $ - | $ - |

The summary of the future maturities is as follows:

| As of Year Ended December 31, 2021 | |
|---|---|
| 2022 | $ - |
| 2023 | 100,000 |
| 2024 | - |
| Thereafter | - |
| **Total** | **$ 100,000** |

## Owner Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

| | | | | | For the Year Ended December 2021 | | | For the Year Ended December 2020 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Owner | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Current Portion | Non-Current Portion | Total Indebtedness | Current Portion | Non-Current Portion | Total Indebtedness |
| Grace C. Hsieh | $ 22,400 | 0.00% | Fiscal Year 2021 | No set maturity | $ 22,400 | | $ 22,400 | | | |
| **Total** | | | | | $ 22,400 | $ - | $ 22,400 | $ - | $ - | $ - |

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

## Convertible Note(s)

Below are the details of the convertible notes:

| | | | | | For the Year Ended December 2021 | | | | | For the Year Ended December 2020 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| Convertible Notes- a cetain lender | $ 50,000 | 6.00% | 03/01/2021 | 02/12/2023 | 1,253 | 1,253 | - | 25,000 | 26,253 | $ - | $ - | $ - | $ - | $ - |
| Convertible Notes-a cetain lender | $ 15,000 | 6.00% | 01/15/2020 | 01/15/2022 | 2,400 | 3,266 | 15,000 | - | 18,266 | $ 865 | $ 865 | | $ 15,000 | $ 15,865 |
| Convertible Notes- a cetain lender | $ 100,000 | 6.00% | 09/24/2021 | 09/24/2023 | 6,970 | 6,970 | - | 100,000 | 106,970 | $ - | $ - | $ - | $ - | $ - |
| Convertible Notes- a cetain lender | $ 50,000 | 6.00% | 12/05/2021 | 12/05/2023 | 255 | 255 | - | 50,000 | 50,255 | $ - | $ - | $ - | $ - | $ - |
| Convertible Notes- a cetain lender | $ 50,000 | 6.00% | 01/07/2020 | 01/07/2023 | 5,878 | 8,829 | - | 50,000 | 58,829 | $ 2,951 | $ 2,951 | | $ 25,000 | $ 27,951 |
| Convertible Notes- a cetain lender | $ 25,000 | 6.00% | 04/09/2021 | 03/04/2023 | 1,134 | 1,134 | - | 25,000 | 26,134 | $ - | $ - | $ - | $ - | $ - |
| Convertible Notes- Lisa Reich / Chalant Productions | $ 50,000 | 6.00% | 02/25/2021 | 02/12/2023 | 2,714 | 2,714 | - | 49,000 | 51,714 | $ - | $ - | $ - | $ - | $ - |
| **Total** | | | | | **$ 20,605** | **$ 24,421** | **$ 15,000** | **$ 299,000** | **$ 338,421** | **$ 3,816** | **$ 3,816** | **$ -** | **$ 40,000** | **$ 43,816** |

The convertible notes are convertible into common shares at a conversion price. The conversion price means lower of (1) the lowest per share purchase price paid for the Qualified Financing Securities by the investors of new money in the Qualified Financing, multiplied by 0.80; or (b) the quotient obtained by dividing (1) the Valuation Cap (as defined below) by (2) the Company's fully-diluted capitalization immediately prior to the initial closing of the Qualified Financing (assuming, without duplication, full conversion or exercise of all outstanding convertible or exercisable securities options and warrants, and the issuance of all shares reserved for grant pursuant to the Company's equity incentive plan, but excluding any outstanding convertible notes or other convertible instruments issued for capital raising purposes) (the "Fully-Diluted Capitalization"). For the purposes hereof, the "Valuation Cap" shall mean $4,000,000 or $8,000,000. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

## 9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Net Operating Loss | $ (92,856) | $ - |
| Valuation Allowance | 92,856 | - |
| **Net Provision for income tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

| As of Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| Net Operating Loss | $ | (92,856) | $ | - |
| Valuation Allowance | | 92,856 | | - |
| **Total Deferred Tax Asset** | $ | - | $ | - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $337,660, and the Company had state net operating loss ("NOL") carryforwards of approximately $337,660. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

## 10. RELATED PARTY

In 2021, the Company lent $47,500 to one of its shareholders, Benjamin Duvall. The loan bears no interest rate and has no defined maturity date. As of December 31, 2021, the outstanding balance is $47,500.

In 2021, the Company lent $35,998 to one of its shareholders, Brian Goldberg. The loan bears no interest rate and has no defined maturity date. As of December 31, 2021, the outstanding balance is $35,998.

In 2021, the Company borrowed $22,400 from one of its shareholders, Grace C. Hsieh. The loan bears no interest rate and has no defined maturity date. As of December 31, 2021, the outstanding balance of the loan is $22,400.

## 11. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 12.  SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through October 17, 2022, which is the date the financial statements were available to be issued.

In September 2022, the Company undertook an equity reorganization which resulted in (i) the repurchase and retirement of 1,183,750 shares of Common Stock from the Company's Co-Founders; (ii) the issuance of 547,918 shares of Common Stock to third parties; (iii) the increase in shares of Common Stock authorized for issuance under the 2021 Stock Plan from 1,000,000 to 2,000,000 shares; (iv) the issuance of 1,076,000 options; and (v) the issuance of 314,168 warrants to purchase Common Stock to third parties.

In October 2022, the Company issued 192,087 stock options.

During 2022, the Company has issued Convertible Notes to investors in the aggregate amount of $1,222,000 using an $8,000,000 Valuation Cap.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 13.  GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $319,282, an operating cash flow loss of $499,622, and liquid assets in cash of $92,257, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

**EXHIBIT B**

*Form of Security*

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

**Mr. Bing Foods Inc.**

**Crowd SAFE**
**(Crowdfunding Simple Agreement for Future Equity)**

**Series 2022**

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], Mr. Bing Foods Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $10,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)     If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing.  The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b)     **Liquidity Event**.

(i)     If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)     If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)     If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)     **Dissolution Event**.     If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)      **Termination**.  This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2.  *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3.  *Company Representations*

(a)     The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)     The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company.  This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.  To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)     The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)     No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)     The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument.  All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)     The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)     The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

**4.   *Investor Representations***

(a)     The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder.  This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)     The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act.  The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)     The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)     The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)     The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor.  In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor.  The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)     The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)     The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)     The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)     If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)     If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)     The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)     The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

**5.** *Transfer Restrictions*.

(a)        The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)        The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.  The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)        In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE.  SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)        Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)        There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)        The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)     The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)     If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)     The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.  THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

## 6.  *Miscellaneous*

(a)     The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE.  The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)     The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)     Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)     Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)  The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)  Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)  In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)  All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)  All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)  Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**").  The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction.  There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules.  The place of arbitration shall be New York, New York.  Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)  The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)     The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**MR. BING FOODS INC.**

By:
Name:          Benjamin Duvall
Title:         Chief Executive Officer
Address:       200 East 69th Street, 19D, New York, NY 10021, United States
Email:         hello@mr-bing.com


**INVESTOR:**
By:
Name:

# EXHIBIT A

## Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Mr. Bing Foods Inc. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion (**"Custodial Conversion"**). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Mr. Bing Foods Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information **("PII")** in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

*(Remainder of Page Intentionally Blank – Signature Page to Follow)*

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**INVESTOR:**

                                                    **NOMINEE:**

                                                    **Republic Investment Services LLC**

By:                                                  By:

Name:                                             Name: Youngro Lee, President

Date:                                             Date:

**COMPANY:**

**Mr. Bing Foods Inc.**

By:

Name: Benjamin Duvall, CEO

Date:

# EXHIBIT C

*Video Transcript*

# Republic Fundraising

Int: Set

Brian and Ben are sitting down in front of the camera. Cameras and setups are in the background. We can tell we're on a set.

                    BRIAN
Hi, my name is Brian.

                    BEN
My name is Ben.

                    BRIAN
We're the co-founders of Mr. Bing's Chili Crisp.



                    BRIAN
We live in such a fast paced world,
that we've lost the art of cooking,
and we've replaced it with
chemical, ready-to-go, prepared
foods.


                    BEN
… And they taste like crap.


                    BRIAN
Yeah. They taste like crap.

People need ways to make their food
taste a little better.





That's why we wanted to bring our
favorite sauce that we've ever
eaten, and that sauce is Mr.
Bing's Chili Crisp. (holds up jar)

                    BRIAN
Ben and I have always been
fascinated with Chinese culture.

We studied in Beijing and we lived
a lot of our lives in greater
China, and we loved it. The
culture, the people, and of course
the food. The flavors of China are
so aromatic, so fragrant, and just
bursting with flavors.

One of the things that we would
eat all the time when we were
students were Jian Bings, those
savory Chinese crepes you see on
Instagram. Well, we actually loved
the Chili Crisp inside them too,
and we wanted to bottle that stuff
up, take it everywhere, and put it
on everything. I couldn't find an
all-natural Chili Crisp anywhere,
so that lead me to one of the
craziest decisions of my life.

I created my own recipe,
influenced by the Chili Crisp that
we used to eat on the streets of
Beijing. And we wanted to bring it
to life with through a restaurant
concept called Mr. Bing.

                    BEN
How'd it go?





BRIAN
Amazing! We opened restaurants in
Hong Kong and then we expanded to
New York and I loved every second
of it. We really created a brand.

Our customers loved our food. They
loved our take on Chinese cuisine.
And they loved our chili crisp!

BEN
But then 2020 came, and kicked Mr.
Bing right in the face.

BRIAN
Yeah. 2020 was brutal for the
restaurant industry. A lot of
smaller operations were forced to
close, and we were one of them. We
closed all six of our stores as
the beginning of COVID.

But on the way to shutting down,
our fans started contacting us.
They still wanted the flavors of
Mr. Bing. So, we created a new
business.

BRIAN
Mr. Bing's Chili Crisp is an
intensely flavorful, crispy,
not-too-spicy, slightly sweet,
mouthwatering condiment: it's
created using crunchy garlic and
onions, our special fusion of
chilies, mushroom powders,
spices, and non-GMO expeller
pressed oil.

It's inspired by the most popular
sauce in China, but made in
America, all-natural, no
preservatives, and no MSG.





And we want to bring it everywhere.

Mr. Bing's Chili Crisp literally
can make everything taste better.

                    BEN
Noodles

                    BRIAN
Bing it

                    BEN
Rice

                    BRIAN
Bing it

                    BEN
Burgers

                    BRIAN
Bing those

                    BEN
Microwave dinners

                    BRIAN
Bing those too

                    BEN
Keto meal plans?

                    BRIAN
Bing it

                    BEN
Bing everything?





                    BRIAN
Bing everything.

Chili crisp is the most versatile
sauce that you can have in your
fridge. It's not just a condiment,
but also cooking ingredient.


With your help, we'll be able to
scale Mr. Bing Chili Crisp, along
with other things, even things
like  industrial size Mr. Bing,
for chefs, restaurants, hotels,
college campuses.


Chili Crisp is the next sriracha.
If you want in on an opportunity
like this, Bing it on



Mr Bing Foods
Jet Tila Video Transcript for Republic.com Campaign

What's happening guys, Chef Jet Tila here, culinary anthropologist, food network personality and Chef at Pei Wei and Dragon Tiger noodle. I am so excited to tell you about my exclusive partnership with a product that's made right her in the USA, but it tastes like it's fresh off a street cart in Beijing, Mr Bing Chili Crisp. This is the closest to homemade authentic Chinese street food flavor you can get without actually walking done the street in China. While it goes great as a condiment, it's also an instant upgrade to your cooking – whether you're grilling or stir-frying, or just hooking up those game day wings. Mr Bing is going to be your next go to condiment that you're going to find yourself putting on everything

**EXHIBIT D**

*Testing the Waters Communications*



| | |
|---|---|
| **Company Name** | Mr Bing Foods |
| **Logo** |  |
| **Headline** | Bringing the spice + excitement of Chinese street food to adventurous US palates |
| **Slides** |  |

| | |
|---|---|
| **Tags** | Crowd SAFE, B2B, Tier-1 Venture backing, Food, Companies, Coming Soon |

---

**Pitch text**

## Summary

- First clean-label only chili crisp brand to market (founded in 2012)
- Made in the USA, common allergen-free, non-GMO and kosher certified
- Commercial validation: $250K 2020; $300K 2021; $2.0M 2022 (pro-forma)
- Healthy gross margin: 35% consolidated (2022 Q4)
- Foodservice ready: shelf-stable for 24 months; no need to refrigerate
- Expert and diverse: CPG and startup veterans; a minority-owned business
- Diversified model: retail, e-commerce, and foodservice businesses

## Problem

# Consumers are bored with their food...

## and are looking to bring adventure into their kitchen!

   

Despite a plethora of choice, consumers are still bored with their food and are continually looking for new flavors and textures to try. Palates are starting to evolve from ketchup to spice and even crunch.

- Over a third of people feel burnt out by cooking due to cooking and eating the same types of foods.

(Source: OnePoll survey Q1 2022)

- Consumers are continuing to cook at home — a lasting result of the pandemic. 85% of people say they will continue cooking more at home than before.

(Source: Intrepid Report: Home Cooking in 2022 and Beyond May 2022)

- Clean labels are becoming table stakes — 61% of consumers are looking for condiments and sauces without additives or preservatives.

(Source: Mintel Report 2017)

### Solution

## This rich opportunity for a new type of condiment hits a number of trends

Mr. Bing captures the most exciting elements of modern Chinese food and interprets them into accessible condiments and ingredients for the modern American foodie and everyday cook.

The Mr. Bing brand was built in 2012 by Mr Bing Restaurants in Hong Kong and later in NYC. Mr Bing Chili Crisp launched in 2019, as a healthy replacement to the massively popular, billion dollar Laoganma Chili sauce.


MR BING
老金煎饼
Consumers' desire for more global food
A Sweet, Spicy, Crunchy, Umami Versatile Condiment
Opportunity to tap into more senses with food
Desire for clean-label ingredients

## Product

# Chili Crisp, our champion product: “Crazy delicious and addictive"

★ PACKED WITH FLAVOR ★ FULL OF CRUNCH ★

Mr Bing Chili Crisp is a crunchy, umami-packed, mouth-watering condiment and cooking ingredient that’s just a tad sweet and just spicy enough to make everything tastier. Inspired by Beijing street food, it’s made from crispy garlic, onions, rice bran, mushroom powder, and a blend of spices. Put it on anything—eggs, rice, pizza, pasta, chicken, burgers, or just eat it straight (seriously).























GLUTEN FREE GF FRIENDLY
VEGAN
MSG
MADE IN THE USA
NON GMO Project VERIFIED
K PARVE
CHOLESTEROL FREE
ALLERGEN FREE
LOW SODIUM

## Traction

# Significant scaling in H1 2022

*in Customers, Revenue growth, and Funding*

## Milestones

- Q4 2020 - $250K in annual revenues
- Q4 2021 - $300K in annual revenues
- Q1 2022 - $1.5M seed financing raised
- Q2 2022 - $750K in revenues (>2x 2021 revenues in <6 mos)
- Q2 2022 - On the shelf in 5 Kroger divisions
- Q3 2022 - On the shelf in Sprouts and Fresh Market
- Q4 2022 - $2M+ in annual revenues *(forecast)\**
- Q4 2023 - $4.5M+ in annual revenues *(forecast)\**

*\* Click here for important information regarding Financial Projections which are not guaranteed.*

─

## Significant expansion into retail, food service, and distributors

*On the shelf in 3000+*
*national and independent stores including:*



*On the menu in 500+ restaurants,*
*corporate campuses, sport venues, and universities including:*































*Available through major nationwide natural foods and foodservice distributors including:*





GFS
Gordon Foodservice

chefswarehouse
Chef's Warehouse



UNFI
UNFI



PFG
Performance Food Group



Martin Brothers



BiRITE
BiRIte Foodservice



P10 Foods



KeHE
KeHE (New @ KeHE)



CHEX
FINER FOODS
Chex Finer Foods





MERAKI DIRECT, INC
606 RUTGERS ROAD
WEST BABYLON NY, 11704
Meraki

SYSCO
Sysco / European Imports



US FOODS
US Foods





Baldor
Baldor

DPI Specialty Foods
DPI



Brian's Car

## Customers

# Consumers are looking for a multi-sensorial culinary adventure

Mr. Bing consumers are anything but ordinary! Our consumers are flavor-obsessed foodies looking to feel more accomplished and inspired in the kitchen. Millennials, Gen-z's, trend-setters, and early-adopters all love our Chili Crisp.  Mr. Bing is the perfect condiment for those who already enjoy Chinese and East Asian cuisines as well as those who are culturally curious and want to expand their palate.





# Our reviews speak volumes

 Justin E

⭐⭐⭐⭐⭐ **Best chili crisp**

Reviewed in the United States on December 27, 2021

Flavor Name: Spicy | **Verified Purchase**

I've had a ton of different chili crisps, including the original lan gan ma, fly by jing, and a few others. This one is by far our favorite. The mild has a bit of heat, but a lot of flavor. Even the kids love it.

One person found this helpful

[ Helpful ]    |    Report abuse

 Josh P

⭐⭐⭐⭐⭐ **The best chili crisp!**

Reviewed in the United States on February 6, 2021

Flavor Name: Spicy | **Verified Purchase**

I've always been a fan of Asian flavors, so I like chili crisp. I've tried all the brands I can find and this is my fav. It's the perfect level of spice and umami to enhance and enrich lots of foods -noodles, dumplings, pizza, and even vanilla ice cream. My family puts this on everything. All natural, no MSG and made in the USA. Also this arrived perfectly packaged and sealed. Great stuff!

6 people found this helpful

[ Helpful ]    |    Report abuse

Pen Name

⭐⭐⭐⭐⭐ **Delicious and addictive!**

Reviewed in the United States on April 27, 2021

Flavor Name: Spicy | **Verified Purchase**

This stuff is really great. It's a bit spicy but has a wonderful flavor and a nice crunch. I go through a jar every week or two and am not sure I can live without it anymore. Beware, it's delicious and addictive. Way better than the traditional chili oil found in restaurants.

I put it on all kinds of stuff. Today it was curry lentils…another perfect pairing.

13 people found this helpful

[ Helpful ]    |    Report abuse

# Business Model

# Strong validation across three focused channels



## Revenues and forecast

2021 Revenues$290K2022 Forecast$2.0M (approximately $650K in H1)2023 Forecast$4.5MTrailing 12 Months$815K12M Run Rate (based on 4/22)$1.4M

## Approximate gross margins (Q4 2022)

*True GAAP-compliant GMs, net of COGS, trade marketing, deductions and chargebacks, broker fees, and logistics.*

Consolidated35%Retail32%Foodservice35%Ecommerce41%

## Channel split



**Market**

# This sweet-spicy, crunchy Sauce is a $1B global industry

*and growing double digits!*

(source)

—

## Market size and growth

- Chili Crisp Category is $1B and Growing, estimated to be $250M in the USA in 2022.
- 200% increase in mentions of chili crisp on restaurant menus, the fastest growing word on menus. *(Source: Datassentials)*

- 25% growth in hot sauce market in the USA in less than 4 years. *(Just Food)*

- $1.02 billion United States sauce market in 2018. *(Fortune Business Insights)*

- $22 billion United States condiment market in 2020. *(Ibis World)*



—

## Indicators and comparables

10/24/22, 9:00 PM Republic — where anyone can invest in startups

- 2020: Cholula chili sauce acquired for $800M by McCormick & Co. *(USA Today)*
- 2018: Huy Fong Sriracha $80M in revenue in USA. *(Fortune)*
- 2017: Sir Kensington's "better for you ketchup" acquired for $140M. *(NYT)*





10:17
Messages
grubstreet.com
GRUB STREET
Mr. Bing Chili Crisp (7-oz. jar)
$12
Photo: Melissa Horn
Mr. Bing's origin story is not unlike the one that led Lao Gan Ma's founder Tao Huabi to fame and fortune: chili-crisp scholars will
CONDIMENT
Why Chili Crisp Is the Condiment I Put on Literally Everything
FOOD52
Chile Crisp Is Even Good With Ice Cream
J. Kenji López-Alt pays homage to an unusual and delicious combination that has
The New York Times
Chile Oil Is So Hot Right Now
As chefs and restaurateurs create their own versions of the condiment, chile oil has reached
EATER

### Competition

# Unique in the marketplace

Mr. Bing Chili Crisp has incredible flavor and crunch, with the attributes that matter to modern consumers.



| | Mr Bing | Laoganma | Fly By Jing | Momofuku |
|---|---|---|---|---|
| | $9.99 7 OZ ($1.43 / OZ) | $3.50 7.4 OZ ($0.47 / OZ) | $14.99 6 OZ ($2.67 / OZ) | $10.99 5.3 OZ ($2.26 / OZ) |
| Made in USA | ✓ | X | X | ✓ |
| Under $9.99 SRP | ✓ | ✓ | X | X |
| Non-GMO Certified | ✓ | X | X | X |
| Mild & Spicy SKUs | ✓ | X | X | ✓ |
| No Common Allergens | ✓ | X | X | X |
| Kosher Certified | ✓ | X | X | X |
| Foodservice Format | ✓ | X | X | X |
| Highly Crunchy Texture | ✓ | X | X | ✓ |

## Vision And Strategy

# Our mission: ensure Chili Crisp is the go-to condiment across all tables

## $20M in projected annual sales in 3–5 years*

## 2023:
## $4,500,000
## Expand Distribution

- DTC at $2M at 15% cost of acquisition

- Foodservice sales at $1.5M with first chain restaurant deals

- Expand grocery distribution to at least 15 big box retailers with a total of 6500 individual stores

- Develop new format and lower cost chili crisp for t and fast casual channels

## 2024:
## $10M +
## Innovate and Extend

- Expand distribution across retail channels to 15 retailers and 7500 individual stores.

- Expand distributor relationships for independent grocery and food services.

- Develop and introduce new line extensions

*\* Click here for important information regarding Financial Projections which are not guaranteed.*

—

## Delivering inspiration and convenience with a robust Innovation roadmap

- Flavor line extensions and partnering with other packaged host foods - showcasing the versatility of  chili crisp

- Packaging format innovation that delivers enhanced convenience

—

## Ambition to be a master-brand that transcends categories, bridges cultural gaps, and promotes diversity & understanding through a mutual love of food

- Support of Chinese and Asian American and Pacific Islander charities, including Heart of Dinner

- Collaboration with Chinese and Asian American and Pacific Islander artists and creators in our community

- Published recipe book with education recipes on using Chili Crisp in different types of food

- Food trucks on college and corporate campuses showcasing Mr Bing ingredients in heritage jianbing and other foods



## Funding

# A cohort of investors experienced in food and CPG

**Now our biggest fans have the chance to invest in Mr Bing, and join retail and foodservice veteran stakeholders, including:**

- Altamont Capital: Private Equity Firm with $4.5B in assets
- Bryan Gaw: Exec. Director, Kerry Properties Ltd., Hong Kong
- Go-Tan Family: Owners of Europe's Largest Sriracha Brand

- Kirkham Family: Early Operators of Black Rifle Coffee
- Food Foundry: the foodservice industry's top accelerator

## Founders



Co-founders Brian & Ben



**Brian Goldberg**
VISION & SALES
CO-FOUNDER (F/T)

Brian is the original founder of Mr Bing. He has been living and breathing Mr Bing since eating jianbings with Ben in 1998, opening Store #1 in Hong Kong in 2012, and selling the 1st jar of Mr Bing Chili Crisp in 2018. Brian thrives in sales, marketing, and business development.

- 8 years food startup experience
- 9 years experience in banking
- 3 years TV news production
- Qualified 2002 Winter Olympics
- MA Columbia, BA Brandeis

Ben is focused on general management, strategy, and finance. He met Brian in Beijing in 1998, after which he built two digital marketing analytics companies in Singapore and China. Ben brings a discipline and focus that complements Brian's enthusiasm and creativity.

- 12 years tech startup experience; 2 successful exits
- 20 years experience in marketing



- 10 years consumer insight consulting; many MNC CPG clients
- MBA INSEAD, BA Oberlin College

## Team

| | |
|---|---|
| Jeff Glidden | Chief Operating Officer |
| Rob Fascia | VP Sales Retail |
| Christiane Paul | Chief Marketing Officer |
| Peter Costner | VP Sales Foodservice |
| Art Drogue | Advisor - SVP Sales Americas, Unilever |

| | | |
|---|---|---|
| Stu Klane | Advisor - EVP Sales Apollo Food Group | |
| Mark Avery | Advisor - Managing Director, Supply Chain at FAT Brands | |
| Ian Kelleher | Advisor - Founder, Peeled Snacks | |
| Benjamin Duvall | Chief Executive Officer and Co-founder | Ben met Brian in 1998, through a similar love of jianbing. He spent the next 20 years building startups, and raising a Swedish / Thai / American family in China, Hong Kong, Spain, and Argentina. He speaks Mandarin and has an MBA from INSEAD. |

| | | |
|---|---|---|
| Brian Goldberg | Chief Growth Officer and Co-founder | Brian fell in love with jianbing in 1998. He qualified for the 2002 Olympics and competes in Masters swimming. He was an investment banker and TV reporter, living in China, Singapore, Taiwan & Hong Kong. He speaks Mandarin Chinese. |
| Bryan Hamell | Operations Manager | |

**Perks**

| | |
|---|---|
| **$5,000** | Mr Bing Foods #bingit! fan kit, including a case of Chili Crisp to share with friends, two t-shirts, and two hats. |
| **$10,000** | Mr Bing Foods #bingit! fan kit, including a case of Chili Crisp to share with friends, two t-shirts, and two hats. Coupon code for a free year's supply of Chili Crisp. Quarterly investor updates. |
| **$25,000** | Mr Bing Foods #bingit! fan kit, including a case of Chili Crisp to share with friends, two t-shirts, and two hats. Coupon code for a free year's supply of Chili Crisp. Quarterly investor updates. Invitations to participate in semi-annual investor calls. Dinner in NYC with and paid for by the founders. |

**FAQ**



| | |
|---|---|
| **Company Name** | Mr Bing Foods |
| **Logo** |  |
| **Headline** | Bringing the spice + excitement of Chinese street food to adventurous US palates |
| **Slides** |  |

| | |
|---|---|
| **Tags** | Crowd SAFE, B2B, Tier-1 Venture backing, Food, Companies, Coming Soon |

**Pitch text**

## Summary

- First clean-label only chili crisp brand to market (founded in 2012)
- Made in the USA, common allergen-free, non-GMO and kosher certified
- Commercial validation: $250K 2020; $300K 2021; $2.0M 2022 (pro-forma)
- Healthy gross margin: 35% consolidated (2022 Q4)
- Foodservice ready: shelf-stable for 24 months; no need to refrigerate
- Expert and diverse: CPG and startup veterans; a minority-owned business
- Diversified model: retail, e-commerce, and foodservice businesses

## Problem

# Consumers are bored with their food...

## and are looking to bring adventure into their kitchen!



Despite a plethora of choice, consumers are still bored with their food and are continually looking for new flavors and textures to try. Palates are starting to evolve from ketchup to spice and even crunch.

- Over a third of people feel burnt out by cooking due to cooking and eating the same types of foods.

(Source:  OnePoll survey Q1 2022)

- Consumers are continuing to cook at home — a lasting result of the pandemic. 85% of people say they will continue cooking more at home than before.

(Source: Intrepid Report: Home Cooking in 2022 and Beyond May 2022)

- Clean labels are becoming table stakes — 61% of consumers are looking for condiments and sauces without additives or preservatives.

(Source: Mintel Report 2017)

### Solution

## This rich opportunity for a new type of condiment hits a number of trends

Mr. Bing captures the most exciting elements of modern Chinese food and interprets them into accessible condiments and ingredients for the modern foodie and everyday cook.

The Mr. Bing brand was built in 2012 by Mr Bing Restaurants in Hong Kong and later in NYC. Mr Bing Chili Crisp launched in 2019, as a healthy replacement to the massively popular, billion dollar Laoganma Chili sauce.


MR BING
老金煎饼
Consumers' desire for more global food
A Sweet, Spicy, Crunchy, Umami Versatile Condiment
Opportunity to tap into more senses with food
Desire for clean-label ingredients

## Product

# Chili Crisp, our champion product: “Crazy delicious and addictive"

★ PACKED WITH FLAVOR ★ FULL OF CRUNCH ★

Mr Bing Chili Crisp is a crunchy, umami-packed, mouth-watering condiment and cooking ingredient that’s just a tad sweet and just spicy enough to make everything tastier. Inspired by Beijing street food, it’s made from crispy garlic, onions, rice bran, mushroom powder, and a blend of spices. Put it on anything—eggs, rice, pizza, pasta, chicken, burgers, or just eat it straight (seriously).























MR BING
CHILI CRISP

GLUTEN FREE GF FRIENDLY · VEGAN · MSG · MADE IN THE USA · NON GMO Project VERIFIED · K PARVE · CHOLESTEROL FREE · ALLERGEN FREE · LOW SODIUM

STIR IT • SCOOP IT • BING IT
MR BING
老金煎饼
spicy
MR BING
老金煎饼
mild
CHILI CRISP

## Traction

# Significant scaling in H1 2022

*in Customers, Revenue growth, and Funding*

## Milestones

- Q4 2020 - $250K in annual revenues
- Q4 2021 - $300K in annual revenues
- Q1 2022 - $1.5M seed financing raised
- Q2 2022 - On the shelf in 5 Kroger divisions
- Q3 2022 - On the shelf in Sprouts and Fresh Market
- Q4 2022 - $3M run rate; $2.1M in annual revenues *(forecast)*\*
- Q4 2023 - $5.7M in annual revenues *(forecast)*\*

*\* Click here for important information regarding Financial Projections which are not guaranteed.*

---

## Significant expansion into retail, food service, and distributors

*On the shelf in 3000+*
*national and independent stores including:*



*On the menu in 500+ restaurants,*
*corporate campuses, sport venues, and universities including:*































*Available through major nationwide natural foods and foodservice distributors including:*





























RETAIL
UNFI
Martin Brothers
KeHE
Chex Finer Foods
Market Distributors
DPI
FOODSERVICE
Gordon Foodservice
Chef's Warehouse
Performance Food Group
BiRIte Foodservice
P10 Foods
Baldor
Sysco / European Imports
US Foods
DOT Foods

## Customers

# Consumers are looking for a multi-sensorial culinary adventure

Mr. Bing consumers are anything but ordinary! Our consumers are flavor-obsessed foodies looking to feel more accomplished and inspired in the kitchen. Millennials, Gen-z's, trend-setters, and early-adopters all love our Chili Crisp.  Mr. Bing is the perfect condiment for those who already enjoy Chinese and East Asian cuisines, as well as those who want to expand their palate.





# Our reviews speak volumes

 Justin E

⭐⭐⭐⭐⭐ **Best chili crisp**

Reviewed in the United States on December 27, 2021

Flavor Name: Spicy  |  **Verified Purchase**

I've had a ton of different chili crisps, including the original lan gan ma, fly by jing, and a few others. This one is by far our favorite. The mild has a bit of heat, but a lot of flavor. Even the kids love it.

One person found this helpful

| Helpful |  | Report abuse |
|---------|--|--------------|

Josh P

⭐⭐⭐⭐⭐ **The best chili crisp!**

Reviewed in the United States on February 6, 2021

Flavor Name: Spicy  |  **Verified Purchase**

I've always been a fan of Asian flavors, so I like chili crisp. I've tried all the brands I can find and this is my fav. It's the perfect level of spice and umami to enhance and enrich lots of foods -noodles, dumplings, pizza, and even vanilla ice cream. My family puts this on everything. All natural, no MSG and made in the USA. Also this arrived perfectly packaged and sealed. Great stuff!

6 people found this helpful

| Helpful |  | Report abuse |
|---------|--|--------------|

Pen Name

⭐⭐⭐⭐⭐ **Delicious and addictive!**

Reviewed in the United States on April 27, 2021

Flavor Name: Spicy  |  **Verified Purchase**

This stuff is really great. It's a bit spicy but has a wonderful flavor and a nice crunch. I go through a jar every week or two and am not sure I can live without it anymore. Beware, it's delicious and addictive. Way better than the traditional chili oil found in restaurants.

I put it on all kinds of stuff. Today it was curry lentils…another perfect pairing.

13 people found this helpful

| Helpful |  | Report abuse |
|---------|--|--------------|

# Business Model

# Strong validation across three focused channels



## Revenues and forecast

2021 Revenues$300K2022 Forecast$2.01M2023 Forecast$5.7MTrailing 12 Months$1.4M12M Run Rate (based on 4/22)$3M

## Approximate gross margins (Q4 2022)

*True GAAP-compliant GMs, net of COGS, trade marketing, deductions and chargebacks, broker fees, and logistics.*

Consolidated35%Retail32%Foodservice35%Ecommerce41%

## Channel split



**Market**

# This sweet-spicy, crunchy Sauce is a $1B global industry

*and growing double digits!*

(source)

—

## Market size and growth

- Chili Crisp Category is $1B and Growing, estimated to be $250M in the USA in 2022.

- 200% increase in mentions of chili crisp on restaurant menus, the fastest growing word on menus. *(Source: Datassentials)*

- 25% growth in hot sauce market in the USA in less than 4 years. *(Just Food)*

- $1.02B United States sauce market in 2018. *(Fortune Business Insights)*

- $22B United States condiment market in 2020. *(Ibis World)*



—

## Indicators and comparables

- 2020: Cholula chili sauce acquired for $800M by McCormick & Co. *(USA Today)*

- 2018: Huy Fong Sriracha $80M in revenue in USA. *(Fortune)*
- 2017: Sir Kensington's "better for you ketchup" acquired for $140M. *(NYT)*





10:17
Messages
grubstreet.com
GRUB STREET
Mr. Bing Chili Crisp (7-oz. jar)
$12
Photo: Melissa Hom
Mr. Bing's origin story is not unlike the one that led Lao Gan Ma's founder Tao Huabi to fame and fortune: chili-crisp scholars will
CONDIMENT
Why Chili Crisp Is the Condiment I Put on Literally Everything
FOOD52
Chile Crisp Is Even Good With Ice Cream
J. Kenji López-Alt pays homage to an unusual and delicious combination that has
The New York Times
Chile Oil Is So Hot Right Now
As chefs and restaurateurs create their own versions of the condiment, chile oil has reached
EATER

### Competition

# Unique in the marketplace

Mr. Bing Chili Crisp has incredible flavor and crunch, with the attributes that matter to modern consumers.



| | Mr Bing | Laoganma | Fly By Jing | Momofuku |
|---|---|---|---|---|
| | $9.99 7 OZ ($1.43 / OZ) | $3.50 7.4 OZ ($0.47 / OZ) | $14.99 6 OZ ($2.67 / OZ) | $10.99 5.3 OZ ($2.26 / OZ) |
| Made in USA | ✓ | ✗ | ✗ | ✓ |
| Under $9.99 SRP | ✓ | ✓ | ✗ | ✗ |
| Non-GMO Certified | ✓ | ✗ | ✗ | ✗ |
| Mild & Spicy SKUs | ✓ | ✗ | ✗ | ✓ |
| No Common Allergens | ✓ | ✗ | ✗ | ✗ |
| Kosher Certified | ✓ | ✗ | ✗ | ✗ |
| Foodservice Format | ✓ | ✗ | ✗ | ✗ |
| Highly Crunchy Texture | ✓ | ✗ | ✗ | ✓ |

**Vision And Strategy**

# Our mission: ensure Chili Crisp is the go-to condiment across all tables

## $20M in projected annual sales in 3 years*

**2022: $2,100,000**
**Regional Retail, Foodservice Brokers, and Distributors**

- Close first natural and regional retailer deals
- On shelf with 10 multi-unit retailers at 2000+ stores
- Expand foodservice distribution to 6 regional distributors
- Build foodservice national broker network and train sales reps
- Introduce 64 oz and 4 oz formats

**2023: $5,700,000**
**National Retail, Club Stores, New Chili Crisp Formats**

- Foodservice sales at $1.5M with first chain restaurant deals
- Expand grocery to at least 20 national retailers at 5000+ stores; reach 30% ACV
- Develop club business to $1.5M
- Develop new format and lower cost chili crisp formats for QSR and fast casual channels

**2024: $11M +**
**National Foodservice Accounts, Brand Extensions**

- Expand distribution across retail channels to 7500 individual stores; reach 60% ACV
- Expand foodservice offering to national accounts in fast casual and QSR (top 300)
- Develop and introduce new brand extensions (concepts include mayonnaise, spice rubs, sticky sauce, hummus, frozen bings, and others.)

*\* Click here for important information regarding Financial Projections which are not guaranteed.*

# Delivering inspiration and convenience with a robust Innovation roadmap

- Flavor line extensions and partnering with other packaged host foods - showcasing the versatility of  chili crisp

- Packaging format innovation that delivers enhanced convenience

# Ambition to be a master-brand that transcends categories, bridges cultural gaps, and promotes diversity & understanding through a mutual love of food

- Support of Chinese and Asian American and Pacific Islander charities, including Heart of Dinner

- Collaboration with Chinese and Asian American and Pacific Islander artists and creators in our community

- Published recipe book with education recipes on using Chili Crisp in different types of food

- Food trucks on college and corporate campuses showcasing Mr Bing ingredients in heritage jianbing and other foods



## Funding

# A cohort of investors experienced in food and CPG

**Now our biggest fans have the chance to invest in Mr Bing, and join retail and foodservice veteran stakeholders, including:**

- Altamont Capital: Private Equity Firm with $4.5B in assets
- Bryan Gaw: Exec. Director, Kerry Properties Ltd., Hong Kong
- Go-Tan Family: Owners of Europe's Largest Sriracha Brand
- Kirkham Family: Early Operators of Black Rifle Coffee
- Food Foundry: the Foodservice Industry's Top Accelerator

## Founders



Co-founders Brian & Ben

Mr Bing was founded by Brian and Ben, who met in Beijing in 1998 and spent 15 years growing businesses and raising families while living across China and Hong Kong, including opening Mr Bing restaurants in Hong Kong in 2012. In 2019, when restaurant customers demanded to buy chili crisp by itself, the packed food business was born.



Although the restaurants closed during the 2020 pandemic, the Mr Bing story lives on in a jar.

The company is a minority-owned business, whose owners include Chinese and China-diaspora investors from Shanghai, Hong Kong, Singapore, Canada, and the US. Mr Bing supports the cultures that inspired us by giving a portion of our revenues to charities that foster Chinese arts and community.

## Team

| | |
|---|---|
| Jeff Glidden | Chief Operating Officer |
| Rob Fascia | VP Sales Retail |
| Christiane Paul | Advisor - VP New Brand Development, Unilever |
| Peter Costner | VP Sales Foodservice |
| Art Drogue | Advisor - SVP Sales Americas, Unilever |
| Stu Klane | Advisor - EVP Sales Apollo Food Group |

| | | |
|---|---|---|
| Benjamin Duvall | Chief Executive Officer and Co-founder | Ben met Brian in 1998, through a similar love of jianbing. He spent the next 20 years building startups, and raising a Swedish / Thai / American family in China, Hong Kong, Spain, and Argentina. He speaks Mandarin and has an MBA from INSEAD. |
| Brian Goldberg | Chief Growth Officer and Co-founder | Brian fell in love with jianbing in 1998. He qualified for the 2002 Olympics and competes in Masters swimming. He was an investment banker and TV reporter, living in China, Singapore, Taiwan & Hong Kong. He speaks Mandarin Chinese. |
| Bryan Hamell | Operations Manager | |

| | | |
|---|---|---|
| Jet Tila | Brand Partner | |
| Mark Avery | Advisor - Managing Director, Supply Chain at FAT Brands | |
| Ian Kelleher | Advisor - Founder, Peeled Snacks | |

## Perks

| | |
|---|---|
| **$5,000** | Mr Bing Foods #bingit! fan kit, including a case of Chili Crisp to share with friends, two t-shirts, and two hats. |
| **$10,000** | Mr Bing Foods #bingit! fan kit, including a case of Chili Crisp to share with friends, two t-shirts, and two hats. Coupon code for a free year's supply of Chili Crisp. Quarterly investor updates. |
| **$25,000** | Mr Bing Foods #bingit! fan kit, including a case of Chili Crisp to share with friends, two t-shirts, and two hats. Coupon code for a free year's supply of Chili Crisp. Quarterly investor updates. Invitations to participate in semi-annual investor calls. Dinner in NYC with and paid for by the founders. |

## FAQ



| | |
|---|---|
| **Company Name** | Mr Bing Foods |
| **Logo** |  |
| **Headline** | Bringing the spice + excitement of Chinese street food to adventurous US palates |
| **Slides** |  |

| | |
|---|---|
| **Tags** | Crowd SAFE, B2B, Tier-1 Venture backing, Food, Companies, Coming Soon |

**Pitch text**

## Summary

- First clean-label only chili crisp brand to market (founded in 2012)
- Made in the USA, common allergen-free, non-GMO and kosher certified
- Commercial validation: $250K 2020; $300K 2021; $2.0M 2022 (pro-forma)
- Healthy gross margin: 35% (45% projected in Q2 2023)
- Foodservice ready: shelf-stable for 24 months; no need to refrigerate
- Expert and diverse: CPG and startup veterans; a minority-owned business
- Diversified model: retail, e-commerce, and foodservice businesses

## Problem

# Consumers are bored with their food...

## and are looking to bring adventure into their kitchen!



Despite a plethora of choice, consumers are still bored with their food and are continually looking for new flavors and textures to try. Palates are starting to evolve from ketchup to spice and even crunch.

- Over a third of people feel burnt out by cooking due to cooking and eating the same types of foods.

(Source:  OnePoll survey Q1 2022)

- Consumers are continuing to cook at home — a lasting result of the pandemic. 85% of people say they will continue cooking more at home than before.

(Source: Intrepid Report: Home Cooking in 2022 and Beyond May 2022)

- Clean labels are becoming table stakes — 61% of consumers are looking for condiments and sauces without additives or preservatives.

(Source: Mintel Report 2017)

### Solution

## This rich opportunity for a new type of condiment hits a number of trends

Mr. Bing captures the most exciting elements of modern Chinese food and interprets them into accessible condiments and ingredients for the modern foodie and everyday cook.

The Mr. Bing brand was built in 2012 by Mr Bing Restaurants in Hong Kong and later in NYC. Mr Bing Chili Crisp launched in 2019, as a healthy replacement to the massively popular, billion dollar Laoganma Chili sauce.


Consumers' desire for more global food
MR BING 老金煎饼
A Sweet, Spicy, Crunchy, Umami Versatile Condiment
Opportunity to tap into more senses with food
Desire for clean-label ingredients

## Product

# Chili Crisp, our champion product: "Crazy delicious and addictive"

★ PACKED WITH FLAVOR ★ FULL OF CRUNCH ★



Mr Bing Chili Crisp is a crunchy, umami-packed, mouth-watering condiment and cooking ingredient that's just a tad sweet and just spicy enough to make everything tastier. Inspired by Beijing street food, it's made from crispy garlic, onions, rice bran, mushroom powder, and a blend of spices. Put it on anything—eggs, rice, pizza, pasta, chicken, burgers, or just eat it straight (seriously).





















MR BING
老金煎饼
spicy
mild
CHILI CRISP

STIR IT • SCOOP IT • BING IT
MR BING
老金煎饼
spicy
mild
CHILI CRISP

## Traction

# Significant scaling in H1 2022

*in Customers, Revenue growth, and Funding*

## Milestones

- Q4 2020 - $250K in annual revenues
- Q4 2021 - $300K in annual revenues
- Q1 2022 - $1.5M seed financing raised
- Q2 2022 - On the shelf in 5 Kroger divisions
- Q3 2022 - On the shelf in Sprouts and Fresh Market
- Q4 2022 - $3M run rate; $2.1M in annual revenues *(forecast)*\*
- Q4 2023 - $5.7M in annual revenues *(forecast)*\*

*\* Click here for important information regarding Financial Projections which are not guaranteed.*

———

## Significant expansion into retail, food service, and distributors

*On the shelf in 3000+
national and independent stores including:*



*On the menu in 500+ restaurants,
corporate campuses, sport venues, and universities including:*































*Available through major nationwide natural foods and foodservice distributors including:*































RETAIL
UNFI
Martin Brothers
KeHE
Chex Finer Foods
Market Distributors
DPI
FOODSERVICE
Gordon Foodservice
Chef's Warehouse
Performance Food Group
BiRIte Foodservice
P10 Foods
Baldor
Sysco / European Imports
US Foods
DOT Foods

## Customers

# Consumers are looking for a multi-sensorial culinary adventure

Mr. Bing consumers are anything but ordinary! Our consumers are flavor-obsessed foodies looking to feel more accomplished and inspired in the kitchen. Millennials, Gen-z's, trend-setters, and early-adopters all love our Chili Crisp.  Mr. Bing is the perfect condiment for those who already enjoy Chinese and East Asian cuisines, as well as those who want to expand their palate.





# Our reviews speak volumes

 Justin E

⭐⭐⭐⭐⭐ **Best chili crisp**

Reviewed in the United States on December 27, 2021

Flavor Name: Spicy  |  **Verified Purchase**

I've had a ton of different chili crisps, including the original lan gan ma, fly by jing, and a few others. This one is by far our favorite. The mild has a bit of heat, but a lot of flavor. Even the kids love it.

One person found this helpful

| Helpful |  | Report abuse |

 Josh P

⭐⭐⭐⭐⭐ **The best chili crisp!**

Reviewed in the United States on February 6, 2021

Flavor Name: Spicy  |  **Verified Purchase**

I've always been a fan of Asian flavors, so I like chili crisp. I've tried all the brands I can find and this is my fav. It's the perfect level of spice and umami to enhance and enrich lots of foods -noodles, dumplings, pizza, and even vanilla ice cream. My family puts this on everything. All natural, no MSG and made in the USA. Also this arrived perfectly packaged and sealed. Great stuff!

6 people found this helpful

| Helpful |  | Report abuse |

👤 Pen Name

⭐⭐⭐⭐⭐ **Delicious and addictive!**

Reviewed in the United States on April 27, 2021

Flavor Name: Spicy  |  **Verified Purchase**

This stuff is really great. It's a bit spicy but has a wonderful flavor and a nice crunch. I go through a jar every week or two and am not sure I can live without it anymore. Beware, it's delicious and addictive. Way better than the traditional chili oil found in restaurants.

I put it on all kinds of stuff. Today it was curry lentils…another perfect pairing.

13 people found this helpful

| Helpful |  | Report abuse |

# Business Model

# Strong validation across three focused channels



## Revenues and forecast

2021 Revenues$300K2022 Forecast$2.01M2023 Forecast$5.7MTrailing 12 Months$1.4M12M Run Rate (based on 4/22)$3M

## Approximate gross margins (Q4 2022)

*True GAAP-compliant GMs, net of COGS, trade marketing, deductions and chargebacks, broker fees, and logistics.*

Consolidated35%Retail32%Foodservice35%Ecommerce41%

## Channel split



**Market**

# This sweet-spicy, crunchy Sauce is a $1B global industry

*and growing double digits!*

(source)

—

## Market size and growth

- Chili Crisp Category is $1B and Growing, estimated to be $250M in the USA in 2022.
- 200% increase in mentions of chili crisp on restaurant menus, the fastest growing word on menus. *(Source: Datassentials)*
- 25% growth in hot sauce market in the USA in less than 4 years. *(Just Food)*
- $1.02B United States sauce market in 2018. *(Fortune Business Insights)*
- $22B United States condiment market in 2020. *(Ibis World)*



—

## Indicators and comparables

- 2020: Cholula chili sauce acquired for $800M by McCormick & Co. *(USA Today)*

- 2018: Huy Fong Sriracha $80M in revenue in USA. *(Fortune)*
- 2017: Sir Kensington's "better for you ketchup" acquired for $140M. *(NYT)*





10:17
Messages
grubstreet.com
GRUB STREET
Mr. Bing Chili Crisp (7-oz. jar)
$12
Photo: Melissa Hom
Mr. Bing's origin story is not unlike the one that led Lao Gan Ma's founder Tao Huabi to fame and fortune: chili-crisp scholars will
CONDIMENT
Why Chili Crisp Is the Condiment I Put on Literally Everything
FOOD52
Chile Crisp Is Even Good With Ice Cream
J. Kenji López-Alt pays homage to an unusual and delicious combination that has
The New York Times
Chile Oil Is So Hot Right Now
As chefs and restaurateurs create their own versions of the condiment, chile oil has reached
EATER

### Competition

# Unique in the marketplace

Mr. Bing Chili Crisp has incredible flavor and crunch, with the attributes that matter to modern consumers.



| | Mr Bing $9.99 7 OZ ($1.43/OZ) | Laoganma $3.50 7.4 OZ ($0.47/OZ) | Fly By Jing $14.99 6 OZ ($2.67/OZ) | Momofuku $10.99 5.3 OZ ($2.26/OZ) |
|---|---|---|---|---|
| Made in USA | ✓ | X | X | ✓ |
| Under $9.99 SRP | ✓ | ✓ | X | X |
| Non-GMO Certified | ✓ | X | X | X |
| Mild & Spicy SKUs | ✓ | X | X | ✓ |
| No Common Allergens | ✓ | X | X | X |
| Kosher Certified | ✓ | X | X | X |
| Foodservice Format | ✓ | X | X | X |
| Highly Crunchy Texture | ✓ | X | X | ✓ |

**Vision And Strategy**

# Our mission: ensure Chili Crisp is the go-to condiment across all tables

## Nearly $20M in projected annual sales in 3 years*

| 2022: $2,100,000 Regional Retail, Foodservice Brokers, and Distributors | 2023: $5,700,000 National Retail, Club Stores, New Chili Crisp Formats | 2024: $11M + National Foodservice Accounts, Brand Extensions |
|---|---|---|
| • Close first natural and regional retailer deals<br><br>• On shelf with 10 multi-unit retailers at 2000+ stores<br><br>• Expand foodservice distribution to 6 regional distributors<br><br>• Build foodservice national broker network and train sales reps<br><br>• Introduce 64 oz and 4 oz formats | • Foodservice sales at $1.5M with first chain restaurant deals<br><br>• Expand grocery to at least 20 national retailers at 5000+ stores; reach 30% ACV<br><br>• Develop club business to $1.5M<br><br>• Develop new format and lower cost chili crisp formats for QSR and fast casual channels | • Expand distribution across retail channels to 7500 individual stores; reach 60% ACV<br><br>• Expand foodservice offering to national accounts in fast casual and QSR (top 300)<br><br>• Develop and introduce new brand extensions (concepts include mayonnaise, spice rubs, sticky sauce, hummus, frozen bings, and others.) |

*\* Click here for important information regarding Financial Projections which are not guaranteed.*

## Delivering inspiration and convenience with a robust Innovation roadmap

- Flavor line extensions and partnering with other packaged host foods - showcasing the versatility of  chili crisp

- Packaging format innovation that delivers enhanced convenience

## Ambition to be a master-brand that transcends categories, bridges cultural gaps, and promotes diversity & understanding through a mutual love of food

- Support of Chinese and Asian American and Pacific Islander charities, including Heart of Dinner

- Collaboration with Chinese and Asian American and Pacific Islander artists and creators in our community

- Published recipe book with education recipes on using Chili Crisp in different types of food

- Food trucks on college and corporate campuses showcasing Mr Bing ingredients in heritage jianbing and other foods



## Funding

# A cohort of investors experienced in food and CPG

**Now our biggest fans have the chance to invest in Mr Bing, and join retail and foodservice veteran stakeholders, including:**

- Altamont Capital: Private Equity Firm with $4.5B in assets
- Bryan Gaw: Exec. Director, Kerry Properties Ltd., Hong Kong
- Go-Tan Family: Owners of Europe's Largest Sriracha Brand
- Kirkham Family: Early Operators of Black Rifle Coffee
- Food Foundry: the Foodservice Industry's Top Accelerator

## Founders



Co-founders Brian & Ben

Mr Bing was founded by Brian and Ben, who met in Beijing in 1998 and spent 15 years growing businesses and raising families while living across China and Hong Kong, including opening Mr Bing restaurants in Hong Kong in 2012. In 2019, when restaurant customers demanded to buy chili crisp by itself, the packed food business was born.



Although the restaurants closed during the 2020 pandemic, the Mr Bing story lives on in a jar.

The company is a minority-owned business, whose owners include Chinese and China-diaspora investors from Shanghai, Hong Kong, Singapore, Canada, and the US. Mr Bing supports the cultures that inspired us by giving a portion of our revenues to charities that foster Chinese arts and community.

**Team**

| Jeff Glidden | Chief Operating Officer |
|---|---|
| Rob Fascia | VP Sales Retail |
| Christiane Paul | Advisor - VP New Brand Development, Unilever |
| Peter Costner | VP Sales Foodservice |
| Art Drogue | Advisor - SVP Sales Americas, Unilever |
| Stu Klane | Advisor - EVP Sales Apollo Food Group |

| Benjamin Duvall | Chief Executive Officer and Co-founder | Ben met Brian in 1998, through a similar love of jianbing. He spent the next 20 years building startups, and raising a Swedish / Thai / American family in China, Hong Kong, Spain, and Argentina. He speaks Mandarin and has an MBA from INSEAD. |
| Brian Goldberg | Chief Growth Officer and Co-founder | Brian fell in love with jianbing in 1998. He qualified for the 2002 Olympics and competes in Masters swimming. He was an investment banker and TV reporter, living in China, Singapore, Taiwan & Hong Kong. He speaks Mandarin Chinese. |
| Bryan Hamell | Operations Manager | |

| | |
|---|---|
| Jet Tila | Brand Partner |
| Mark Avery | Advisor - Managing Director, Supply Chain at FAT Brands |
| Ian Kelleher | Advisor - Founder, Peeled Snacks |

## Perks

| | |
|---|---|
| **$5,000** | Mr Bing Foods #bingit! fan kit, including a case of Chili Crisp to share with friends, two t-shirts, and two hats. |
| **$10,000** | Mr Bing Foods #bingit! fan kit, including a case of Chili Crisp to share with friends, two t-shirts, and two hats. Coupon code for a free year's supply of Chili Crisp. Quarterly investor updates. |
| **$25,000** | Mr Bing Foods #bingit! fan kit, including a case of Chili Crisp to share with friends, two t-shirts, and two hats. Coupon code for a free year's supply of Chili Crisp. Quarterly investor updates. Invitations to participate in semi-annual investor calls. Dinner in NYC with and paid for by the founders. |

## FAQ



| | |
|---|---|
| **Company Name** | Mr Bing Foods |
| **Logo** |  |
| **Headline** | Bringing the spice + excitement of Chinese street food to adventurous US palates |
| **Slides** |  |

**Tags**                Crowd SAFE, B2B, Tier-1 Venture backing, Food, Companies, Coming
                        Soon

**Pitch text**

## Summary

- First clean-label only chili crisp brand to market (founded in 2012)
- Made in the USA, common allergen-free, non-GMO and kosher certified
- Commercial validation: $250K 2020; $300K 2021; $2.0M 2022 (pro-forma)
- Healthy gross margin: 35% (45% projected in Q2 2023)
- Foodservice ready: shelf-stable for 24 months; no need to refrigerate
- Expert and diverse: CPG and startup veterans; a minority-owned business
- Diversified model: retail, e-commerce, and foodservice businesses

## Problem

# Consumers are bored with their food…

## and are looking to bring adventure into their kitchen!



Despite a plethora of choice, consumers are still bored with their food and are continually looking for new flavors and textures to try. Palates are starting to evolve from ketchup to spice and even crunch.

- Over a third of people feel burnt out by cooking due to cooking and eating the same types of foods.

(Source:  OnePoll survey Q1 2022)

- Consumers are continuing to cook at home — a lasting result of the pandemic. 85% of people say they will continue cooking more at home than before.

 (Source: Intrepid Report:  Home Cooking in 2022 and Beyond May 2022)

- Clean labels are becoming table stakes — 61% of consumers are looking for condiments and sauces without additives or preservatives.

(Source: Mintel Report 2017)

### Solution

## This rich opportunity for a new type of condiment hits a number of trends

Mr. Bing captures the most exciting elements of modern Chinese food and interprets them into accessible condiments and ingredients for the modern foodie and everyday cook.

The Mr. Bing brand was built in 2012 by Mr Bing Restaurants in Hong Kong and later in NYC. Mr Bing Chili Crisp launched in 2019, as a healthy replacement to the massively popular, billion dollar Laoganma Chili sauce.


MR BING
老金煎饼
Consumers' desire for more global food
A Sweet, Spicy, Crunchy, Umami Versatile Condiment
Opportunity to tap into more senses with food
Desire for clean-label ingredients

### Product

# Chili Crisp, our champion product: "Crazy delicious and addictive"

**★ PACKED WITH FLAVOR ★ FULL OF CRUNCH ★**

Mr Bing Chili Crisp is a crunchy, umami-packed, mouth-watering condiment and cooking ingredient that's just a tad sweet and just spicy enough to make everything tastier. Inspired by Beijing street food, it's made from crispy garlic, onions, rice bran, mushroom powder, and a blend of spices. Put it on anything—eggs, rice, pizza, pasta, chicken, burgers, or just eat it straight (seriously).























MR BING
老金煎饼
spicy
mild
CHILI CRISP

STIR IT • SCOOP IT • BING IT
MR BING
老金煎饼
spicy
mild
CHILI CRISP

## Traction

# Significant scaling in H1 2022

*in Customers, Revenue growth, and Funding*

## Milestones

- Q4 2020 - $250K in annual revenues
- Q4 2021 - $300K in annual revenues
- Q1 2022 - $1.5M seed financing raised
- Q2 2022 - On the shelf in 5 Kroger divisions
- Q3 2022 - On the shelf in Sprouts and Fresh Market
- Q4 2022 - $3.6M run rate; $2.1M in annual revenues *(forecast)**
- Q4 2023 - $5.7M in annual revenues *(forecast)**

*\* Click here for important information regarding Financial Projections which are not guaranteed.*

---

## Significant expansion into retail, food service, and distributors

*Now in 3,000+ stores, including Kroger divisions, Sprouts, The Fresh Market, and Stop & Shop. Launching Costco in Q1 2023.*



*On the menu in 500+ restaurants, corporate campuses, sport venues, and universities including:*































*Available through major nationwide natural foods and foodservice distributors including:*





















RETAIL
UNFI
Martin Brothers
KeHE
Chex Finer Foods
Market Distributors
DPI
FOODSERVICE
Gordon Foodservice
Chef's Warehouse
Performance Food Group
BiRIte Foodservice
P10 Foods
Baldor
Sysco / European Imports
US Foods
DOT Foods

## Customers

# Consumers are looking for a multi-sensorial culinary adventure

Mr. Bing consumers are anything but ordinary! Our consumers are flavor-obsessed foodies looking to feel more accomplished and inspired in the kitchen. Millennials, Gen-z's, trend-setters, and early-adopters all love our Chili Crisp. Mr. Bing is the perfect condiment for those who already enjoy Chinese and East Asian cuisines, as well as those who want to expand their palate.



# Our reviews speak volumes

 Justin E

⭐⭐⭐⭐⭐ **Best chili crisp**

Reviewed in the United States on December 27, 2021

Flavor Name: Spicy  |  **Verified Purchase**

I've had a ton of different chili crisps, including the original lan gan ma, fly by jing, and a few others. This one is by far our favorite. The mild has a bit of heat, but a lot of flavor. Even the kids love it.

One person found this helpful

[ Helpful ]  |  Report abuse

---

Josh P

⭐⭐⭐⭐⭐ **The best chili crisp!**

Reviewed in the United States on February 6, 2021

Flavor Name: Spicy  |  **Verified Purchase**

I've always been a fan of Asian flavors, so I like chili crisp. I've tried all the brands I can find and this is my fav. It's the perfect level of spice and umami to enhance and enrich lots of foods -noodles, dumplings, pizza, and even vanilla ice cream. My family puts this on everything. All natural, no MSG and made in the USA. Also this arrived perfectly packaged and sealed. Great stuff!

6 people found this helpful

[ Helpful ]  |  Report abuse

---

Pen Name

⭐⭐⭐⭐⭐ **Delicious and addictive!**

Reviewed in the United States on April 27, 2021

Flavor Name: Spicy  |  **Verified Purchase**

This stuff is really great. It's a bit spicy but has a wonderful flavor and a nice crunch. I go through a jar every week or two and am not sure I can live without it anymore. Beware, it's delicious and addictive. Way better than the traditional chili oil found in restaurants.

I put it on all kinds of stuff. Today it was curry lentils…another perfect pairing.

13 people found this helpful

[ Helpful ]  |  Report abuse

# Business Model

# Strong validation across three focused channels



---

## Revenues and forecast

2021 Revenues$300K2022 Forecast$2.01M2023 Forecast$5.7MTrailing 12 Months$1.7M12M Run Rate (based on Nov '22)$3.6M

---

## Approximate gross margins (Q4 2022)

*True GAAP-compliant GMs, net of COGS, trade marketing, deductions and chargebacks, broker fees, and logistics.*

Consolidated35%Retail32%Foodservice35%Ecommerce41%

---

## Channel split



**Market**

# This sweet-spicy, crunchy Sauce is a $1B global industry

*and growing double digits!*

(source)

—

## Market size and growth

- Chili Crisp Category is $1B and Growing, estimated to be $250M in the USA in 2022.
- 200% increase in mentions of chili crisp on restaurant menus, the fastest growing word on menus. *(Source: Datassentials)*
- 25% growth in hot sauce market in the USA in less than 4 years. *(Just Food)*
- $1.02B United States sauce market in 2018. *(Fortune Business Insights)*
- $22B United States condiment market in 2020. *(Ibis World)*



—

## Indicators and comparables

- 2020: Cholula chili sauce acquired for $800M by McCormick & Co. *(USA Today)*

- 2018: Huy Fong Sriracha $80M in revenue in USA. *(Fortune)*
- 2017: Sir Kensington's "better for you ketchup" acquired for $140M. *(NYT)*


10:17
Messages
grubstreet.com
GRUB STREET
Mr. Bing Chili Crisp (7-oz. jar)
$12
Photo: Melissa Horn
Mr. Bing's origin story is not unlike the one that led Lao Gan Ma's founder Tao Huabi to fame and fortune: chili-crisp scholars will


CONDIMENT
Why Chili Crisp Is the Condiment I Put on Literally Everything
FOOD52
Chile Crisp Is Even Good With Ice Cream
J. Kenji López-Alt pays homage to an unusual and delicious combination that has
The New York Times
Chile Oil Is So Hot Right Now
As chefs and restaurateurs create their own versions of the condiment, chile oil has reached
EATER

### Competition

# Unique in the marketplace

Mr. Bing Chili Crisp has incredible flavor and crunch, with the attributes that matter to modern consumers.



| | Mr Bing | Laoganma | Fly By Jing | Momofuku |
|---|---|---|---|---|
| | $9.99 7 OZ ($1.43 / OZ) | $3.50 7.4 OZ ($0.47 / OZ) | $14.99 6 OZ ($2.67 / OZ) | $10.99 5.3 OZ ($2.26 / OZ) |
| Made in USA | ✓ | X | X | ✓ |
| Under $9.99 SRP | ✓ | ✓ | X | X |
| Non-GMO Certified | ✓ | X | X | X |
| Mild & Spicy SKUs | ✓ | X | X | ✓ |
| No Common Allergens | ✓ | X | X | X |
| Kosher Certified | ✓ | X | X | X |
| Foodservice Format | ✓ | X | X | X |
| Highly Crunchy Texture | ✓ | X | X | ✓ |

## Vision And Strategy

# Our mission: ensure Chili Crisp is the

# go-to condiment across all tables

## Nearly $20M in projected annual sales in 3 years*

| **2022: $2,100,000**<br>**Regional Retail, Foodservice Brokers, and Distributors** | **2023: $5,700,000**<br>**National Retail, Club Stores, New Chili Crisp Formats** | **2024: $11M +**<br>**National Foodservice Accounts, Brand Extensions** |
|---|---|---|
| • Close first natural and regional retailer deals<br><br>• On shelf with 10 multi-unit retailers at 2000+ stores<br><br>• Expand foodservice distribution to 6 regional distributors<br><br>• Build foodservice national broker network and train sales reps<br><br>• Introduce 64 oz and 4 oz formats | • Foodservice sales at $1.5M with first chain restaurant deals<br><br>• Expand grocery to at least 20 national retailers at 5000+ stores; reach 30% ACV<br><br>• Develop club business to $1.5M<br><br>• Develop new format and lower cost chili crisp formats for QSR and fast casual channels | • Expand distribution across retail channels to 7500 individual stores; reach 60% ACV<br><br>• Expand foodservice offering to national accounts in fast casual and QSR (top 300)<br><br>• Develop and introduce new brand extensions (concepts include mayonnaise, spice rubs, sticky sauce, hummus, frozen bings, and others.) |

*\* Click here for important information regarding Financial Projections which are not guaranteed.*

## Delivering inspiration and convenience with a robust Innovation roadmap

- Flavor line extensions and partnering with other packaged host foods - showcasing the versatility of  chili crisp

- Packaging format innovation that delivers enhanced convenience

## Ambition to be a master-brand that transcends categories, bridges cultural gaps, and promotes diversity & understanding through a mutual love of food

- Support of Chinese and Asian American and Pacific Islander charities, including Heart of Dinner

- Collaboration with Chinese and Asian American and Pacific Islander artists and creators in our community

- Published recipe book with education recipes on using Chili Crisp in different types of food

- Food trucks on college and corporate campuses showcasing Mr Bing ingredients in heritage jianbing and other foods



## Partnerships

# Partnership with Celebrity Chef Jet Tila

*"Mr Bing is the gold standard chili crisp for use in everyday or new dishes, adding unique twists and delicious flavor without it being difficult." – Jet Tila*

Your browser does not support HTML5 video.

## Funding

# A cohort of investors experienced in

# food and CPG

## Now our biggest fans have the chance to invest in Mr Bing, and join retail and foodservice veteran stakeholders, including:

- Altamont Capital: Private Equity Firm with $4.5B in assets
- Bryan Gaw: Exec. Director, Kerry Properties Ltd., Hong Kong
- Go-Tan Family: Owners of Europe's Largest Sriracha Brand
- Kirkham Family: Early Operators of Black Rifle Coffee
- Food Foundry: the Foodservice Industry's Top Accelerator

## Founders



Co-founders Brian & Ben

Mr Bing was founded by Brian and Ben, who met in Beijing in 1998 and spent 15 years growing businesses and raising families while living across China and Hong Kong, including opening Mr Bing restaurants in Hong Kong in 2012. In 2019, when restaurant customers demanded to buy chili crisp by itself, the packed food business was born.



Although the restaurants closed during the 2020 pandemic, the Mr Bing story lives on in a jar.

The company is a minority-owned business, whose owners include Chinese and China-diaspora investors from Shanghai, Hong Kong, Singapore, Canada, and the US. Mr Bing supports the cultures that inspired us by giving a portion of our revenues to charities that foster Chinese arts and community.

**Team**

| | | |
|---|---|---|
| - | Jeff Glidden | Chief Operating Officer |
| - | Rob Fascia | VP Sales Retail |
| - | Christiane Paul | Advisor - VP New Brand Development, Unilever |
| - | Peter Costner | VP Sales Foodservice |
| - | Art Drogue | Advisor - SVP Sales Americas, Unilever |
| - | Stu Klane | Advisor - EVP Sales Apollo Food Group |

| | Benjamin Duvall | Chief Executive Officer and Co-founder | Ben met Brian in 1998, through a similar love of jianbing. He spent the next 20 years building startups, and raising a Swedish / Thai / American family in China, Hong Kong, Spain, and Argentina. He speaks Mandarin and has an MBA from INSEAD. |
| --- | --- | --- | --- |
| | Brian Goldberg | Chief Growth Officer and Co-founder | Brian fell in love with jianbing in 1998. He qualified for the 2002 Olympics and competes in Masters swimming. He was an investment banker and TV reporter, living in China, Singapore, Taiwan & Hong Kong. He speaks Mandarin Chinese. |
| | Bryan Hamell | Operations Manager | |

| | | |
|---|---|---|
| · | Jet Tila | Brand Partner |
| · | Mark Avery | Advisor - Managing Director, Supply Chain at FAT Brands |
| · | Ian Kelleher | Advisor - Founder, Peeled Snacks |

## Perks

## FAQ



Dear Friends of Mr. Bing,

First of all, thank you!

Our tireless pursuit for the past couple of years has been to bring our chili crisp to every home kitchen and restaurant in America, with an incredible flavor and excellent value.

But without you, we would never have made it this far.

Today, we're announcing the reservation phase of our campaign on Republic, the well-reputed equity crowdfunding platform that allows everyday fans of Mr Bing to reserve a spot in our offering, before our official campaign launch.

We're thrilled to be giving everyone a chance to be a part of our fast-growing business, alongside leading institutions like Food Foundry and Altamont Capital.

We would love to have your support, in any way you can:

- Forward this email to everyone you know who might be interested.
- Consider making a reservation, from $150+ via our campaign page.
- Ask questions! Go to our campaign and ask questions to learn more.

#BingItOn!

Thank you for being a part of this journey!

Brian and Ben, Co-founders